SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No 6)

                              Quality Systems, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)


                                    747582104
                                 (CUSIP Number)

                          Paul W. Sweeney, Esq.
                          KIRKPATRICK & LOCKHART LLP
                          10100 Santa Monica Boulevard
                          Seventh Floor
                          Los Angeles, CA 90067
                          (310) 552-5000
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  July 26, 2004
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 747582104                                            Page 2 of 5 pages


1.  NAME OF REPORTING PERSONS
      Ahmed Hussein

    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    ###-##-####

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

3.  SEC USE ONLY

4.  SOURCE OF FUNDS   PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2 (E)

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    United States and Egypt

7.  SOLE VOTING POWER
    1,151,900

8.  SHARED VOTING POWER
    0

9.  SOLE DISPOSITIVE POWER
    1,151,900*

10. SHARED DISPOSITIVE POWER
    0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,151,900*

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      18.1% (based on 6,364,354 shares outstanding on July 27, 2004) according to the Company's definitive proxy statement filed with the SEC on July 29, 2004).

14. TYPE OF REPORTING CLASS
    IN

-----------
* Includes options to purchase 4,500 shares exercisable within 60 days of July 27, 2004.

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CUSIP No. 747582104                                            Page 3 of 5 pages


Item 4 is amended as follows:

Item 4.  Purpose of transaction.

On July 26, 2004 the Reporting Person informed Quality Systems, Inc. ("QSI" or the "Company") among other things that he intended to cumulate his votes in the next meeting of shareholders of the Company and planned to nominate different directors than those proposed by Sheldon Razin, Chairman of the Board, and the directors aligned with him. Among the reasons given were that the Reporting Person is of the opinion that:

      o Frank Meyer and Bud Small, supposedly independent directors who were nominated to the board by Mr. Razin, and Dale Hanson have helped Mr. Razin seize control of the Board and make a mockery of corporate governance at QSI and completely ignore the shareholders agreement that was designed to place the balance of control and governance in the hands of the independent directors, and established QSI's present board.

      o Their actions were taken under the supervision of Mr. Razin and under the chairmanship and control of Mr. Razin, in what the Reporting Person believes was a clear violation of corporate governance provisions of the corporation that were adopted by the shareholders as an integral part of the formation of this supposedly independent board and cannot be changed except by the shareholders or by a supermajority of the board plus a supermajority of the independent directors.

      o The independent directors of the corporation are now hopelessly split (3-3), and have been unable to govern as envisioned.

      o Tawfick El Bardai, Emad Zikry, two independent directors of QSI and members of its nominating committee, have asserted that they were denied their rights as independent directors to ensure the independence of the proposed board nominees.

      o The Reporting Person was denied his rights as an independent director to get the names of, and contact information for, the proposed nominees to the board in order to be able to verify their independence from Mr. Razin and management.

Accordingly, based on these and other opinions, beliefs and concerns of which the Reporting Person and other independent directors have previously brought to the attention of QSI's board, including, among others, those concerning:

      o the failure of the independent directors aligned with Mr. Razin to honor the unanimous agreement of the independent directors to recuse counsel to the prior insider board and retain counsel totally independent of management and the inside director (Mr. Razin) to research the dispute among the directors and to advise and recommend appropriate action to the board, which failure has resulted in the failure of the independent directors to meet as mandated by QSI's corporate governance rules;

      o the legality of the process by which compensation decisions are being made by the Company;

      o    the preparation and veracity of the minutes of board meetings; and

      o the continuing failure, despite repeated requests by and on behalf of the Reporting Person, to respond in detail to the Reporting Person's complaints, or the separate complaints regarding the director nominating process of Mr. Zikry and Mr. El-Bardai, two independent directors and members of the nominating committee, or otherwise address particularly, and correct the record of the corporation regarding, these allegations, which the Reporting Person believes:
           o    violates

CUSIP No. 747582104                                            Page 4 of 5 pages


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                o    the rights of the Reporting Person as an independent
                     director and major shareholder of QSI,
                o the rights of Messrs. Zikry and Mr. El-Bardai as independent directors of QSI,
                o the rights of the Company and its shareholders other than Mr. Razin; and
                o    the regulatory obligations of QSI, and
           o leads to the conclusion that the Reporting Person's' beliefs about management and the members of QSI's board aligned with Mr. Razin, and the opinions of Messrs. Zikry and Mr. El-Bardai regarding the director nominating process, are valid, the Reporting Person may, at the 2004 Annual Meeting of Shareholders, through solicitation of proxies or otherwise, seek to elect one or more of his nominees to the Board of Directors of the Company. The Reporting Person may cumulate his votes for one or more of his nominees at the 2004 Annual Meeting. The Reporting Person may also seek to meet or discuss with other stockholders concerning matters raised in this Schedule 13D and corporate governance issues. The Reporting person may in the future propose other matters for consideration and approval by the Company's stockholders or the Board of Directors, including

      o Term or other limits that prohibit Sheldon Razin from serving as a QSI director in the future.

      o Holding Sheldon Razin, Dale Hanson, Frank Meyer and Bud Small and any persons who aided and assisted them personally responsible for financial damage to the shareholders interest that the Reporting Person believes resulted from the destruction of corporate governance under the supervision of Mr. Razin (the Reporting Person does not presently contemplate any action against the company itself.)

The Reporting Person intends to review his investment in the Company on a continuing basis and, depending on various factors including, without limitation, the Company's financial position and his investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions. He may in the future take such actions with respect to his investment in the Company as he deems appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of his shares or changing his intention with respect to any and all matters referred to in this Item 4.

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CUSIP No. 747582104                                            Page 5 of 5 pages


                                   Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 20, 2004.


                                          /s/ Ahmed Hussein
                                     ---------------------------
                                            Ahmed Hussein